EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2002	2003	2004	2005	2006	9/30/2007	9/30/2007
EARNINGS
Income Before Income Taxes	$351,614	$389,430	$306,226	$375,397	$346,967	$394,863	$344,966
Fixed Charges (as below)	121,573	126,168	130,599	125,551	149,017	172,922	132,386
Total Earnings	$473,187	$515,598	$436,825	$500,948	$495,984	$567,785	$477,352

FIXED CHARGES
Interest Expense	$83,682	$106,464	$118,685	$103,352	$97,084	$120,550	$95,927
Credit for Allowance for Borrowed Funds Used During Construction	6,691	3,904	4,814	16,399	42,733	43,172	29,559
Estimated Interest Element in Lease Rentals	31,200	15,800	7,100	5,800	9,200	9,200	6,900
Total Fixed Charges	$121,573	$126,168	$130,599	$125,551	$149,017	$172,922	$132,386

Ratio of Earnings to Fixed Charges	3.89	4.08	3.34	3.98	3.32	3.28	3.60